Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

TFI Securities and Futures Limited

16/F, Two Pacific Place

88 Queensway

Admiralty, Hong Kong

March 19, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Ispire Technology Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-276804)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC and TFI Securities and Futures Limited, as placement agents, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (Eastern time) on March 21, 2024, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that they are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking

TFI SECURITIES AND FUTURES LIMITED

By:	/s/ Michael Jiang
Name:	Michael Jiang
Title:	Managing Director